

December 16, 2021

Nicholas DeVito
Chief Executive Officer
Point of Care Nano-Technology, Inc.
109 Ambersweet Way
Davenport, FL 33897

> **Re: Point of Care Nano-Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 2, 2021**
> **File No. 000-56356**

Dear Mr. DeVito:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 1.
Business
Historical Development, page 3

1. We note your revisions in response to prior comment one that appear to disclose that the License Agreement with Lamina Equities Corporation is the sole asset that would be transferred in the assignment and assumption agreement with Dr. Guirguis, but Exhibit A to the agreement indicates that all of the assets as of April 15, 2021, including the name of the company, would be transferred. Please revise your disclosure accordingly or advise. Exhibit A to the agreement also indicates that all liabilities, including accounts payable, debt of any kind, and judgments against the company as of April 15, 2021, and any and all legal actions taken against the company with claims prior to April 15, 2021 would be transferred. We note that your disclosure here and in the risk factor on page 6 indicates

that the only outstanding debts that would be transferred would be contingent liabilities. Please revise to disclose what these contingent liabilities are and quantify them, if possible. We also note your disclosure that the agreement can be terminated by you at any time since the transaction did not close by October 1, 2021. It does not appear that you can terminate the agreement unless you have consent from Dr. Guirguis or certain events took place or failed to occur prior to October 1, 2021. Please clarify.

<u>Report of Independent Registered Public Accounting Firm , page F-1</u>

2. Please request K. R. Margetson Ltd. to appropriately date their report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Paul Levites, Esq.